Ex-12c


                                                            IDACORP
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

                                                Twelve Months Ended December 31,                             Twelve Months
                                                     (Thousands of Dollars)                                      Ended
                                                                                                                March 31,
                                                   1994       1995         1996         1997         1998       1999
Earnings, as defined:
    Income before income taxes.................. $101,775    $127,342     $135,247     $133,570     $133,806   $138,831
    Adjust for distributed income of equity
      investees.................................      326      (2,058)      (1,413)      (3,943)      (4,697)    (7,490)
    Equity in loss of equity method
      investments...............................        0           0            0            0          458        611
    Minority interest in losses of majority
      owned subs................................        0           0            0            0         (125)      (102)
    Supplemental fixed charges and Pref Div,
      as below..................................   68,946      72,826       73,018       72,208       72,496     73,073

        Total earnings, as defined.............. $171,047    $198,110     $206,852     $201,835     $201,938   $204,923

Fixed charges, as defined:
    Interest charges............................  $54,433     $56,456      $57,348      $60,761      $60,677    $61,179
    Preferred stock dividends of subsidiaries-
      gross up-Idcrp rate.......................   11,097      12,834       12,079        7,891        8,445      8,391
    Rental interest factor......................      794         925          991          982          801        934

        Total fixed charges.....................   66,324      70,215       70,418       69,634       69,923     70,504
    Supplemental increment to fixed charges*....    2,622       2,611        2,600        2,574        2,573      2,569

    Supplemental fixed charges..................   68,946      72,826       73,018       72,208       72,496     73,073
    Preferred dividends requirements............        0           0            0            0            0          0

        Total combined supplemental fixed charges
          and preferred dividends...............  $68,946     $72,826      $73,018      $72,208      $72,496    $73,073

Supplemental ratio of earnings to combined fixed
   charges......................................    2.48x       2.72x        2.83x        2.80x        2.79x      2.80x


* Explanation of increment:
Exhibit 12-C
  interest on the guaranty of American Falls District bonds and Milner Dam Inc.
  notes which are already included in operating expense.
